Exhibit 99.3

Mereo BioPharma Strengthens Management Team; Appoints John Lewicki,

PhD, as Chief Scientific Officer and Ann Kapoun, PhD, as SVP of Translational

Research and Development

London and Redwood City, Calif., June 30, 2020 – Mereo BioPharma Group plc (NASDAQ: MREO, AIM: MPH), “Mereo” or “the Company”, a clinical-stage biopharmaceutical company focused on oncology and rare diseases, today announced the appointments of John Lewicki, PhD, as Chief Scientific Officer, and Ann Kapoun, PhD, as Senior Vice President (SVP) of Translational Research and Development. Drs. Lewicki and Kapoun join Mereo having previously served tenures at OncoMed Pharmaceuticals and were involved in the discovery and development of etigilimab (“Anti-TIGIT”), prior to the 2019 merger of OncoMed and Mereo BioPharma.

“John and Ann bring invaluable expertise to Mereo as we prepare to advance etigilimab, our novel antibody against TIGIT, into a Phase 1b study in the fourth quarter of 2020,” said Dr. Denise Scots-Knight, Chief Executive Officer of Mereo. “John and Ann are seasoned leaders with a deep understanding of oncology drug development, and we are delighted to have them join us as we build the team to advance etigilimab.”

“Having been closely involved in the discovery and development of etigilimab, I am thrilled to formally join Mereo to advance this potential best-in-class anti-TIGIT antibody,” said Dr. Lewicki. “I look forward to working closely with Ann and the entire Mereo team to advance etigilimab into a Phase 1b study later this year building on our current clinical data.”

John Lewicki, PhD, as Chief Scientific Officer

Most recently, Dr. Lewicki served as President, Chief Executive Officer and a member of the Board of Directors of OncoMed Pharmaceuticals prior to the 2019 merger with Mereo BioPharma. Dr. Lewicki joined OncoMed in 2004 as the company’s Senior Vice President of Research and Development before subsequently assuming additional leadership roles within Research and Development. Dr. Lewicki was named the company’s Executive Vice President and Chief Scientific Officer in 2009 and then became Executive Vice President, Research and Development in 2016. Earlier in his career, Dr. Lewicki served in various capacities at Scios, Inc., where as Vice President of Research, he managed the company’s organization across diverse therapeutic areas. Among his achievements while at Scios was the co-discovery of human B-type natriuretic peptide and its development as an FDA-approved treatment for acute congestive heart failure. Dr. Lewicki received his PhD from U.C San Diego and has co-authored more than 70 research papers and over 30 issued patents

Ann Kapoun, PhD, as SVP of Translational Research and Development

Dr. Kapoun joins Mereo with more than two decades of leadership in Research and Development advancing over 10 drug discoveries into IND and through early clinical development. She most recently served as SVP of R&D at ESCAPE Bio. Prior to joining ESCAPE, Dr. Kapoun served as SVP of Translational Medicine at OncoMed Pharmaceuticals where she oversaw the transition of the company’s drug discoveries into the clinic and executed multiple science-driven clinical biomarker programs. Dr. Kapoun previously held scientific leadership roles at ALZA and Scios Inc., a biopharma unit of Johnson & Johnson. She received her PhD at Howard Hughes Medical Institute, Indiana University and has co-authored more than 50 scientific publications and patents.

About Mereo BioPharma

Mereo BioPharma is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for oncology and rare diseases. Mereo’s lead oncology product candidate, etigilimab (“Anti-TIGIT”), has completed a Phase 1a dose escalation clinical trial in patients with advanced solid tumors and has been evaluated in a Phase 1b study in combination with nivolumab in select tumor types. Mereo’s rare disease product portfolio consists of setrusumab, which has completed a Phase 2b dose-ranging study in adults with osteogenesis imperfecta (“OI”), as well as alvelestat, which is being investigated in a Phase 2 proof-of-concept clinical trial in patients with alpha-1 antitrypsin deficiency (“AATD”).

Additional Information

The person responsible for arranging the release of this information on behalf of the Company is Charles Sermon, General Counsel.

Forward-Looking Statements

This Announcement contains “forward-looking statements.” All statements other than statements of historical fact contained in this Announcement are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties (some of which are significant or beyond its control) and assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. The foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in its Annual Report on Form 20-F, Reports on Form 6-K and other documents filed from time to time by the Company with the United States Securities and Exchange Commission (the “SEC”) and those described in other documents the Company may publish from time to time should be carefully considered. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Mereo BioPharma Contacts:

Mereo	+44 (0)333 023 7300
Denise Scots-Knight, Chief Executive Officer

Cantor Fitzgerald Europe (Nominated Adviser and Broker to Mereo)	+44 (0)20 7894 7000
Phil Davies
Will Goode

Burns McClellan (US Investor Relations Adviser to Mereo)	+01 (0) 212 213 0006
Lisa Burns
Steve Klass

FTI Consulting (UK Public Relations Adviser to Mereo)	+44 (0)20 3727 1000
Simon Conway
Ciara Martin

Investors	investors@mereobiopharma.com